STRIVE

Performance. Quantified.

Nikola.Mrvaljevic@wearstrive.com

Problem

Improving athletic performance requires a delicate balance of stress (training) and recovery (rest)[1].

Athletes and consumer have little to no methods of quantifying the relationship between stress and recovery.

The lack of precise measurement costs the industry billions[2] and is responsible for a majority of injuries that occur every year[3], including 60% of military injuries[4].

1. http://myweb.facstaff.wwu.edu/chalmers/PDFs/Rest%20and%20recovery.pdf
2. https://medium.com/@stephensmith_ie/what-is-the-real-cost-of-injuries-in-professional-sport-fee1d66a7502
3. https://sma.org.au/resources-advice/injury-fact-sheets/soft-tissue-injuries/
4. https://www.ncbi.nlm.nih.gov/pubmed/25269128

STRIVE

Quantifying performance is not easy

Specialized monitoring


STATSports
Zephyr
catapult.
omegawave
motus
POLAR
fitbit
ATHOS

Multiple solutions needed for monitoring in order to quantify performance and fatigue, making it difficult to monitor

Slow



Current systems are lacking in portability and ease of deployment, making them a cumbersome solution for monitoring athletes at multiple facilities

Complex





The complexity of data is one of the biggest pain points as it requires users to not just understand science but often hire data scientists in order to gain any insights

Comprehensive performance monitoring is unavailable to most

Solution – Quantified Performance



Strive compression clothing with an integrated belt buckle module. Strive is brand agnostic and can make any apparel smart with sensor integration.



Motion Muscles Heart Mind Washable

A smart compression system that meets users' comfort needs while providing detailed insights into performance, fatigue, and recovery, all while being as simple to use as any piece of clothing

Why it matters?



Mental Load – How ready is individual to perform?

- Monitor mental readiness to perform

Heart – What is the internal stress load?

- Understand physical stress experienced by an individual

Muscles – How much effort is being exerted to achieve the task?

- Quantify how much force is exerted to complete the task

Motion – Is the physical task at hand being achieved?

- Track tasks and achieved physical accomplishments

Monitor and quantify lead performance indicators… unlike any other solution

The Power of Data


9:41 AM
100%
MY PLAYERS
#12 - Walker
78%
#21 - Smith
78%
Heavy acad
#44 - William
78%
Sick
#52 - Jackson
78%
#12 - Winsn
78%
Injured
CORRELATIONS
Sleep Hours
Nutrition
Mood
JOHNSON
Overall Body (% Chang
Overall Mind (% Chang
LIVE DATA
SPEED
8 mph
DISTANCE
37 m
CHANGE OF DIRECTION
56
ACCELERATION
3.3 m/s
DECELERATION

Performance analytics for everyone

- Provide data to users in real-time to understand any performance anomalies
- Offer insights into what it takes for each athlete to perform at their max
- Automated and easy to understand reporting with no additional labor required.

STRIVE

Product Offerings

STRIVE Wellness

Wellness and recovery monitoring software

STRIVE MotionOne

Motion and load, indoors and outdoors

STRIVE Sense3

Motion, load, fatigue and rate of exertion indoors and outdoors

Hardware (per player): $500 (MotionOne), $1,250 (Sense3)

Software (annually): $1,000 (Wellness) · $2,000 · $10,000 · $50,000 (MotionOne & Sense3)

Complete portfolio addressing performance and recovery needs.
Pricing validated with 120+ coaches

Sports

Price

Clothing: **$500 - $1,250**

Software: **$2,000 - $30,000**


NBA
SPALDING
CAVS
23
CLE

Why?

- Real-time data
- Automated reporting
- Actionable insights
- No data scientist needed with all information provided to coaches automatically

Performance. Quantified.

STRIVE

Consumer

Price

Clothing: **$179**

Software: **$0 - $7.99** / month

Why?

- Real-time data
- Become more efficient
- Holistic understanding
- Train like Pros using reference data



Invisible trainer with VISIBLE results!

STRIVE

Market Size


Team Biometrics
$2B [3]
Consumer Wearables
$31B [2]
Team Wellness
$0.5B [3]
Consumer Fitness App
$8B [1]
Data
$7B [2]
Zephyr
STATSports
catapult
omegawave
POLAR
GARMIN
ATHOS
fitbit
SAMSUNG
COACHMEPLUS
metrifit
Google
TEAMBUILDR
Athlete
mapmyfitness
mapmyrun
runtastic
myfitnesspal
Google
Microsoft
IBM

Strive's SAM is $14B

1. https://www.prnewswire.com/news-releases/growth-opportunities-in-the-global-digital-fitness-market-300489518.html
2. https://www.gartner.com/newsroom/id/3790965
3. https://globenewswire.com/news-release/2017/09/11/1117356/0/en/15-5-Bn-Sports-Player-Tracking-and-Analytics-Markets-2017-2023-Market-Shares-Strategies-and-Forecasts.html

Target Markets

Sports
$4B

Military
$2B

Others
$8B

D1 and Pro Sports

Focus on Division 1 and Pro teams which includes 480K [1] athletes

Special forces

Adjacent use model to pro athletes. There are 73K Special Forces personnel

Industrial and Consumer

Simplified and application specific with the goal of leveraging sports data

Start with sports and branch into other adjacent markets

1. http://www.ncaa.org/student-athletes, https://www.bls.gov/ooh/entertainment-and-sports/athletes-and-sports-competitors.htm

STRIVE

Sales Anatomy – Universities

New schools

- **Call**
  - Initial call conducted by Strive sales personnel
- **Demo**
  - Strive team travels on-site and demos the product
- **Trial**
  - Strive team leaves 2 units for two weeks as a trial period
- **Budget**
  - Successful demo results in budget approval
- **Purchase**
  - Purchase made once the budget approved

Existing school and new teams

- **Trial**
  - New teams use existing unit for trial
- **Purchase**
  - The team places order for additional units

Scalable sales model

- New customer acquisition is $5K, adding new teams within the same school acquisition cost is $0
- Scalable model for universities and professional teams
- Trial period used to prove the product

STRIVE

Strive Team



Nikola Mrvaljevic
CEO

- Lead PM at IoT division from inception to 60+ members at Fluke
- Ex basketball players
- Published work on interpretation of body performance
- MS in Biomedical Engineering from URI and MBA from UW



Carsten Winsnes
COO

- Software developed and director of operations
- Ex college athlete (college)
- Scaled a software platform for use in robotic surgery rooms
- BS in Computer Science from WPI



Filipp Shpomer
CTO

- Hardware and firmware developer
- Developer at the Russian Institute of Nuclear Physics
- Platform developer at Microsoft (identity and dev tools)
- MS in Computer Science and MBA from UW

STRIVE